Exhibit 99.1

NLS Pharmaceutics Appoints Keith Harrison Dewedoff as Interim Chief Financial Officer

Zürich, Switzerland, May 8, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that Keith Harrison Dewedoff has been appointed to the position of Interim Chief Financial Officer (“CFO”). A versatile strategic leader within healthcare, Mr. Dewedoff brings more than 20 years of experience in the life sciences industry, ranging from biotech venture-backed start-ups to commercial publicly traded companies. Mr. Dewedoff also serves as a CFO and Advisor for Danforth Advisors, LLC, an advisory firm focused on providing financial strategy to life sciences organizations. Most recently, Mr. Dewedoff served as CFO for Code Biotherapeutics, Inc., overseeing all accounting and finance functions, and advising on strategic financing activities. He previously served as CFO of Ceptur Therapeutics, Inc. and more than 10 other privately held and public companies at various life cycle stages, managing finance, accounting, corporate development, and other corporate operational functions. Prior to Danforth Advisors, Mr. Dewedoff was CFO of Kaizen Bioscience where he currently serves as Chairman of the board of directors.

Keith holds a Bachelor of Science degree in Economics & Management from Northeastern University where he began his career as a research analyst advising research institutions and venture capital firms on portfolio planning strategies, as well as a Graduate Diploma in Portfolio Management from Villanova University. He is an active member of Kellogg College alumni, Northeastern University, and the Investments & Wealth Institute.

“We are thrilled to welcome Keith to our team. Keith’s depth of expertise in finance within biotech, and his experience in executing growth capital initiatives, as well as corporate development and equity research, bring key talents into the Company at the right time and should serve NLS well, as our Phase 3 program for Quilience® (Mazindol ER) in the treatment of narcolepsy commences in the coming months,” said Alex Zwyer, Chief Executive Officer of NLS. “Key objectives for the Company are to continue to build a strong organization to solidify the opportunity for our lead product and progress our pipeline to meet the unmet needs and transform lives of patients with rare diseases. Keith’s unique skill set will be instrumental in helping us succeed in these initiatives and maximize shareholder value. All of us at NLS extend a warm welcome to Keith.”

NLS also announces that Chad Hellmann has resigned as CFO of the Company and will remain with the Company through May 31, 2023, to assist with the CFO transition. In his capacity as CFO, Mr. Hellmann has been an invaluable member of the NLS team and has made a significant contribution to the organization over the last year.

“On behalf of everyone at NLS, I would like to thank Chad for his contributions during his tenure as CFO, a time during which we completed a significant financing in preparation for commencement of the Phase 3 program for our lead asset, Mazindol ER,” said Mr. Zwyer. “Chad will stay on through the end of May to ensure that our 2022 financial filing obligations are met and to ensure a smooth transition. He leaves behind strong accounting, financial planning, and financial control teams that are well-positioned to support and evolve all related capabilities moving forward. We wish Chad success in his future endeavors.”

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

About Quilience®

The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of mazindol (mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as Idiopathic Hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the U.S. Federal and Drug Administration (FDA) and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical study evaluating Quilience® in adult patients suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult patients suffering from Attention Deficit/Hyperactivity Disorder (ADHD). The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received ODDs both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential benefits of Mazindol ER, the timing of the Phase 3 clinical program and the Company’s key objectives in the coming months. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nls-pharma.com

www.nlspharmaceutics.com

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